

Mail Stop 4628

August 7, 2017

Kyle McClure
Chief Financial Officer
Frank's International N.V.
Mastenmakersweg 1
1786 PB Den Helder, The Netherlands

> **Re: Frank's International N.V.**
> **Form 10-K for the Fiscal Year ended December 31, 2016**
> **Filed February 24, 2017**
> **File No. 001-36053**

Dear Mr. McClure:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year ended December 31, 2016

Consolidated Statements of Operations, page 55

1.   We note you present cost of revenues for Equipment rentals and services and Products exclusive of depreciation and amortization. However, you do not disclose the amount of depreciation and amortization excluded from each line item. If you are relying on the accommodation outlined in SAB Topic 11:B, you should report either on separate lines or parenthetically the amounts of depreciation and amortization that are attributable to each line from which these have been excluded.

Note 21 – Supplemental Cash Flow Information, page 87

2.   Please provide information regarding the noncash activities associated with conversion of the preferred stock and units of FICV held by Mosing Holdings, LLC as well as the

recognition of the tax receivable agreement liability that was triggered by this conversion to comply with the disclosure requirements of FASB ASC 230-10-50-3.

Note 23—Quarterly Financial Data (Unaudited), page 91

3.   Please expand your presentation to include gross profit in accordance with Item 302(a)(1) of Regulation S-K.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Jenifer Gallagher, Staff Accountant, at (202) 551-3706, or John Cannarella, Staff Accountant, at (202) 551-3337, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

/s/ Karl Hiller

Karl Hiller
Branch Chief
Office of Natural Resources

cc: Ozong Etta, Chief Accounting Officer
        Mark Billeigh, Director of SEC Reporting